

ORRICK




05006792

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 11, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2005
WASH, D.C. 213 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~EIH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 10, 2005 enclosed please find a press release dated March 11, 2005.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

3/28

DOCSNY1:863595.5
13024-2 JG9

PRESS RELEASE

FJH founder Feilmeier moves to Supervisory Board - new CEO appointed

- Ulrich Korff takes over role of CEO with effect from 1 May 2005
- Thomas Junold moves up to Executive Board
- New allocation of tasks within Executive Board

Munich, 11 March 2005 - The founder and longstanding CEO of FJH AG (ISIN DE0005130108), the specialist insurance consultancy and software house, Prof. Dr. Manfred Feilmeier (63) will move to the Supervisory Board with effect from 1 May 2005 and hand over the role of CEO to Ulrich Korff (47). Initially Korff will also take over the responsibility for finance and accounting. Michael Junker (55), who founded the company with Prof. Feilmeier 25 years ago, and Rainer Herbers (55) will remain on the Executive Board. Currently a member of the General Management, Thomas Junold (40) will move up to the Executive Board. The contract with Bernd Dexheimer (53) has been amicably terminated at his request. Dr. Hermann Hollmann is resigning his position on the Supervisory Board. All changes will take effect as of 1 May 2005.
Departing CEO Prof. Dr. Manfred Feilmeier commented on the changes as follows: "After 25 years at the helm of FJH, I have for some time been considering stepping back from day-to-day business and making room for a new generation. Meanwhile an especially difficult part of the restructuring measures which have been initiated last year - the staff reduction in Germany - has been carried out, substantial investments in the core product FJA Life Factory ® have taken place and FJH is present in important growth markets. In Ulrich Korff we have found a proven manager as my successor; he has many years' experience at general management and executive board level in the financial services sector and has detailed knowledge of our clients' needs and wishes. As a member of the Executive Board he has also already initiated and followed through numerous change processes. He is therefore the right man to continue the restructuring process at FJH and drive forward pressing issues such as sales development. To ensure a smooth transition, he will work with us as consultant from now until the changeover on 1 May 2005."
"Although it is currently going through a phase of restructuring FJH is a company with tremendous potential and offers good long-term prospects. I relish the challenge of leveraging this potential," explains designate CEO Ulrich Korff. "FJH's key assets include its proven and innovative software solutions and also its dedicated employees, whose know-how in terms of IT and insurance expertise is unique within the sector. Together with Mr Junker, Prof. Feilmeier has over the last 25 years achieved great success in using these assets to develop the company into a key player in the field of insurance software. I am pleased that through his continuing association as a member of the Supervisory Board, FJH will benefit further from his expertise and extensive contacts and I look forward to continuing Prof. Feilmeier's work with my colleagues on the Executive Board. Together, we will pave the way for the Company's successful future."
Over the next few weeks, Ulrich Korff aims to gain an initial overall insight and take stock of matters before outlining specific plans at the financial statements press conference on 27 April 2005. With all measures, he believes it is important to ensure the right balance

FILE NO.
82-5077

between continuity and renewal. This principle has also been applied when restructuring the Executive Board.
Korff concluded by saying "Although we face major challenges I am sure we will overcome them with the help of our expert team and our dedicated employees. I am confident of achieving a successful turnaround."

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Phone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com